Direct Dial: 212-407-4159

e-mail: mnussbaum@loeb.com

September 20, 2005

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	Shine Media Acquisition Corp.

Form S-1 Registration Statement

File No. 333-127093

Dear Mr. Reynolds:

On behalf of our client, Shine Media Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (No. 333-127093) (collectively, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the staff with three marked courtesy copies of the Amendment No. 1 and all exhibits thereto.

Amendment No. 1 responds to the comments set forth in the Commission staff’s (the “Staff”) letter dated August 31, 2005 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1.

Securities and Exchange Commission

September 20, 2005

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
General

1.	On a supplemental basis, attached hereto as Annex A, is a chart which provides the information requested by the Staff.

2.	The amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not been cleared at this time. ThinkEquity Partners LLC, as representative of the underwriters (the “Representative”) and the Company have agreed to revise the economics of this offering so that the underwriting discount is now 7%. ThinkEquity Partners LLC has also agreed to defer the non-accountable expense allowance of 1% of the gross proceeds of the offering (excluding the over-allotment option) until the consummation by the Company of its initial business combination. In the event the Company does not consummate an initial business combination, the 1% non-accountable expense allowance will not be paid to ThinkEquity LLC. Prior to effectiveness, the Staff will be provided with a copy of the letter from the NASD stating that it has finished its review and has no objections to the underwriting terms and arrangements in this offering.

3.	Prior to effectiveness, the Company will provide an update with respect to those states in which the offering will be conducted.

Table of Contents

4.	The statement referenced in the Staff’s Letter has been deleted from Amendment No. 1.

Prospectus Summary

5.	The Company has filed ZenithOptimedia’s consent to their references in the Registration Statement. The Company respectfully submits that ZenithOptimedia should not be named as an expert in the “Experts” section of Amendment No. 1. The Company does not rely on ZenithOptimedia as an expert, did not ask or pay for the research to be conducted and the information contained in Amendment No. 1 has not been reviewed or passed upon by ZenithOptimedia.

6.	The Company has deleted the statement made in the Prospectus Summary that “as a non-Chinese company, its primary investment opportunities are in the advertising sector.” However, it has reconciled the concept referred to in the Staff’s Letter with statements made elsewhere in the Registration Statement by adding disclosure to the Prospectus Summary and elsewhere to clarify that under applicable Chinese laws, the focus is on the advertising experience of the foreign entity, and not of individuals (including a foreign entity’s directors or management). Because the Company was incorporated in June 2005, it does not have the requisite two years of advertising experience outside of China that would enable it to directly acquire a Chinese advertising company. The experience of the Company’s directors and management in the advertising industry outside of China is not relevant for purposes of analysis under these laws.

Securities and Exchange Commission

September 20, 2005

It is the Company’s intention that the acquisition of a foreign entity with such requisite advertising experience outside of China would be immaterial to the overall business combination. The Company intends to acquire a foreign entity merely as a means to consummate a business combination with an advertising company in China and to satisfy applicable Chinese laws.

7.	The Company has reconciled the statement referenced in the Staff’s Letter with other disclosures in the Risk Factors and Proposed Business sections. The Prospectus Summary section has been revised to clarify the criteria for direct ownership by a foreign entity of advertising companies and display-oriented media companies in China. Disclosure has been added in the Proposed Business section relating to such information. The Company has elected not to pursue a business combination in the internet content and services segment of the media and advertising industry in China and references to this segment in the Registration Statement are included only to provide background on the four general segments of the Chinese media and advertising industry.

8.	The Company has added disclosure to clarify that, based on advice from its counsel in China, acquiring a foreign entity with the requisite years of advertising experience outside of China and concurrently acquiring one or more target businesses in the advertising industry in China would comply with Chinese law and enable the Company to operate in the advertising industry in China.

9.	The Company does not have any plans, arrangements or understandings, preliminary or otherwise, to acquire or join with another company related in any way to its officers, directors, principal shareholders, or any of their associates or affiliates.

Risk Factors

10-12	The Company has revised the section entitled “Risk Factors” in response to the Staff’s comments. Specifically, the Company has removed certain risk factors that it believes were too generic or which were duplicative. Additionally, the Company has revised its risk factors to explain how each risk factor applies to the Company or the current offering.

Because there are numerous companies with a business plan similar to ours....

13.	In response to the Staff’s comment, the Company has provided the previously omitted information.

Securities and Exchange Commission

September 20, 2005

We may issue shares of our capital stock....

14.	The Company has revised the disclosure to reflect the correct number of authorized but unissued shares of common stock available for issuance immediately after this offering.

Instead of acquiring one or more Chinese advertising companies through a foreign entity....

15.	The Company has revised the disclosure to include in the subheading the risk described in the narrative. The Company has added disclosure to describe the penalties in more detail, including that the Company may be required to forfeit all economic benefits derived from such contractual arrangements if the Chinese government finds that the Company’s contractual arrangements do not comply with government restrictions on foreign investment in media or advertising businesses. A more detailed description of the penalties was also inserted in the Proposed Business section.

Use of Proceeds

16.

In response to this comment, the Company has revised the line item “legal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination,” and deleted “due diligence investigations.” This revision has been made to clearly indicate that the expenses attributable to this line item are in connection with legal, accounting and other expenses attendant to the structuring and negotiation of a business combination once one or more specific target businesses have been identified, as well as preparing and filing the related proxy statement.

Expenses under the line item “due diligence of prospective target businesses” are those incurred in connection with finding and investigating a target business generally. While officers and directors will not be paid by the Company for their performance of due diligence, they are entitled to reimbursement of out-of-pocket expenses incurred in connection with such due diligence, as discussed in more detail in Response 17 below.

The disclosure in the Use of Proceeds section with respect to such information has been reconciled with the disclosure in the MD&A section referenced by the Staff.

17.	A footnote has been added to the Use of Proceeds table to disclose that from the amounts reflected in the “due diligence of prospective target businesses” line item, the Company may make payments for expenses incurred in its due diligence investigations, including payments to market research firms and other consultants that perform due diligence on the Company’s behalf,

Securities and Exchange Commission

September 20, 2005

reimbursements to the Company’s existing stockholders in the event and to the extent that they make payments to any third parties that perform due diligence on the Company’s behalf, and for any out-of-pocket expenses incurred by the Company’s existing stockholders in performing due diligence.

18.	The Company has added disclosure that in addition to financing the operations of the target business after a business combination, the proceeds held in the trust account as well as any other net proceeds not expended may be used to pay finders fees or other expenses contingent on consummating a business combination or for further acquisitions. As the Company does not have a target business under consideration, it does not know of any specific uses for such funds and the Company respectfully submits that trying to provide a more complete list would be speculative and may be misleading to the reader. The Company expects to provide a more complete list of the uses of such funds in the proxy statement it files with the Commission in connection with the business combination. The disclosure relating to such information in the Use of Proceeds section has been reconciled with the disclosure in the MD&A section.

19.	The disclosure in the Use of Proceeds table has been clarified to reflect that reimbursements will be paid from amounts listed in the “due diligence of prospective target businesses” line item.

20.	The Company has changed the type-size of the footnotes to match the type-size in the body of the prospectus.

Proposed Business

21.	The Company respectfully submits that much of this disclosure was previously provided Under “Proposed Business – Sources of Target Business.” However, in order to highlight how its management intends to carry out its duty to seek a target business, the Company has moved the relevant text from within the first paragraph under this section to a stand alone paragraph and added additional disclosure.

Contractual Arrangements

22.	The Company has added disclosure to describe the severe penalties to which the Chinese government could subject the Company should it find that the contractual arrangements of the Company do not comply with government restrictions on foreign investment in advertising businesses. Such penalties include revoking the business and operating licenses of the target business, discontinuing or restricting the target business’ operations and/or invalidating the contractual obligations.

Securities and Exchange Commission

September 20, 2005

23.	The Company intends to obtain a legality opinion from its legal counsel in China regarding the structure of the business combination prior to the vote by stockholders whether or not to approve the combination, and disclosure has been added to this effect.

Management

24.	Disclosure has been added to indicate the nature of the business of the firms disclosed in Richard L. Chang’s biography.

Certain Transactions

25.	Disclosure has been added to clarify that the loans made by one director and the affiliate of another director are the notes payable. The interest rate and term of such notes have been provided.

26.	The statement referenced in the Staff’s Letter has been discussed in the Use of Proceeds section.

Underwriting

27.	Except for delivery of the preliminary prospectus to those individuals and entities that have requested and consented to electronic delivery thereof, neither the Representative nor any members of the anticipated underwriting syndicate have, nor do they intend to, engage in any electronic offer, sale or distribution of the securities electronically. Should the Company become aware that the Representative or any members comprising the underwriting syndicate intend to make any such electronic offers, sales or distributions, it will promptly supplement its response. Disclosure concerning electronic delivery of the prospectus has been added to the underwriting section of the Registration Statement. The Company confirms that any procedures it will follow with respect to electronic distribution will be consistent with those previously cleared by the Division’s Office of Chief Counsel.

28.	ThinkEquity Partners LLC, the representative of the underwriters, has an arrangement with a third-party, i-Deal, LLC, to host the Company’s preliminary prospectus on i-Deal’s internet website, i-dealprospectus.com. ThinkEquity has arranged for i-Deal to provide electronic internet access to the Company’s preliminary prospectus using i-Deal’s standard services, which include obtaining e-mail addresses for investors, verifying that investors have the software necessary to electronically access the prospectus, obtaining electronic delivery consent from investors, converting the prospectus to PDF format and providing links on the table of contents in the prospectus. To date, no written agreement has been entered into between ThinkEquity and i-Deal, and no information concerning the Company or its prospectus has appeared on i-Deal’s website. The Company will provide such information and written agreement, if any, to the Staff supplementally when they become available.

29.	The Company has deleted the word “initial” from the statement referenced in the Staff’s Letter.

Securities and Exchange Commission

September 20, 2005

Financial Statements
30.	The Company notes the need to update the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X and will revise such information accordingly.

Note 4 - Commitments and Contingencies

31.

The Company has expanded Note 4 of its financial statements in accordance with the Staff’s comment regarding the unit purchase option (the “UPO”). The Company has added disclosure to clarify that the UPO will only be issued upon the consummation of the offering. The Company has also expanded the MD&A section to include information regarding the UPO.

The Company estimates that the fair value of the UPO at the time it first becomes exercisable will be approximately $1,600,000 using the Black-Scholes option-pricing model and that the net present fair value of the UPO is approximately $1,450,000. The fair value of the UPO granted at the time it first becomes exercisable is estimated using the following assumptions: (1) expected volatility of 75.1%, (2) a risk-free interest rate of 4.09% and (3) a contractual life of four years. However, because the units do not have a trading history, the expected volatility is based on information currently available to the Company’s management. The net present fair value of the UPO is estimated using the following assumptions: (1) a fair value of the UPO at the time it first becomes exercisable of approximately $1,600,000, (2) a discount period of one year, (3) a risk-free interest rate of 4.09% (4) a 10-year historical rate of return of 9.85% for the S&P 500 Index and (5) a historical beta of 1.08 for the USX China Index (the beta is derived by performing a regression of the historical trading prices of the USX China Index against the S&P 500 using weekly data). The Company intends to account for the fair value of the UPO, inclusive of the receipt of the $100 cash payment, as an expense of the offering resulting in a charge directly to stockholders’ equity and a credit to paid-in capital, and, accordingly, there will be no net impact on the Company’s financial position or results of operations, except for recording the receipt of the $100 proceeds at the time of the sale of the UPO.

Exhibits

32.	The Company has filed executed copies of all agreements that are currently in effect, which currently includes only the Notes it issued to two of its stockholders in connection with loans made to the Company by them or their affiliates.

33.	The Company has filed all required exhibits, except for Exhibits 5.1 and 23.2, which will be filed by amendment.

Exhibit 23

34.	The Company has provided a current consent of the independent accountant.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159 or my associate, Wayne Datz, at (212) 407-4898.

Sincerely,

Mitchell S. Nussbaum

Loeb & Loeb LLP

Securities and Exchange Commission

September 20, 2005

Annex A

Firm Commitment Offerings

For Blank Check Companies

As of September 19, 2005

Status of Offering
Name	Securities Act Form	SEC File No.	Date of Effectiveness	Amount Escrowed ($)	Business Combination
ThinkEquity Partners:
Highbury Financial Inc.	S-1	333-127272	—	—	—
Acquicor Technology Inc.	S-1	333-128058	—	—	—
MDC Acquisition Partners	S-1	333-126379	—	—	—
Courtside Acquisition Corp.	S-1	333-124380	June 30, 2005	$73,764,000	No

Loeb & Loeb LLP:
Great Wall Acquisition Corporation	S-1	333-110906	March 17, 2004	$23,161,000	No*
China Mineral Acquisition Corporation	S-1	333-115999	August 24, 2004	$20,400,000	No
Star Maritime Acquisition Corp.	S-1	333-125662	—	—	—
InterAmerican Acquisition Group, Inc.	S-1	333-125558	—	—	—
Stone Arcade Acquisition Corporation	S-1	333-124601	August 15, 2005	$110,854,000	No
Argyle Security Acquisition Corporation	S-1	333-126659	—	—	—
Vector Intersect Security Acquisition Corporation	S-1	333-127644	—	—	—
Phoenix India Acquisition Corp.	S-1	333-128008	—	—	—

*	Announced that it has signed definitive agreement for business combination but such business combination has not been consummated.